UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

WILHELMINA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

968235200

(CUSIP Number)

Warren G. Lichtenstein

c/o Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235200

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		607,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

607,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 968235200

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		607,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

607,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 968235200

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 968235200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Wilhelmina International, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5420 LBJ Freeway, Lockbox #25, Dallas, Texas 75240.

Item 2.	Identity and Background.

(a)This statement is filed by Steel Partners, Ltd., a Delaware corporation (“SPL”), Warren G. Lichtenstein and Jack L. Howard. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Lichtenstein is the Chief Executive Officer and Chairman of the Board of Directors of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL. Mr. Howard is the President, Secretary and a director of SPL. Messrs. Lichtenstein and Howard are the sole executive officers and directors of SPL.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person. Each of the Reporting Persons is also a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, NY 10022.

(c)The principal occupation of Mr. Lichtenstein and Mr. Howard is serving as the Executive Chairman and President, respectively, of Steel Partners Holdings GP Inc., the general partner of Steel Partners Holdings L.P., a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Messrs. Lichtenstein and Howard are citizens of the United States of America. SPL is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 607,966 Shares owned directly by SPL is approximately $2,178,291, including brokerage commissions. Such Shares were acquired with the working capital of SPL (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

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CUSIP No. 968235200

The aggregate purchase price of the 106 Shares owned directly by Mr. Howard is approximately $449, including brokerage commissions. Such Shares were acquired with Mr. Howard’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)The aggregate percentage of Shares reported owned by each person named herein is based upon 5,157,344 Shares outstanding, which is the total number of Shares outstanding as of November 13, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

As of the close of business on the date hereof, SPL owned directly 607,966 Shares, constituting approximately 11.8% of the Shares outstanding. By virtue of his relationship with SPL, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Mr. Howard owned directly 106 Shares, constituting less than 1% of the Shares outstanding.

(b)Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by SPL. Mr. Howard has the sole power to vote and dispose of the Shares reported in this statement that he directly owns.

(c)The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market.

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CUSIP No. 968235200

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons, dated November 26, 2024.

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CUSIP No. 968235200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024	STEEL PARTNERS, LTD.

	By:	/s/ Jack L. Howard
Name: Jack L. Howard Title: President

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

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CUSIP No. 968235200

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS, LTD.

Common Stock[1]	36,500	3.3600	10/24/2024
Common Stock[2]	22,331	3.3746	10/25/2024
Common Stock[3]	25,000	3.3496	10/28/2024
Common Stock	100	3.2500	11/08/2024
Common Stock	96	3.2000	11/18/2024
Common Stock	381,957	3.3600	11/20/2024
Common Stock[4]	18,912	3.5843	11/20/2024

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.3400 to $3.4499 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.3500 to $3.4600 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.3100 to $3.3500 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

4 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $3.5400 to $3.5990 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.